UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Changes to the Executive Office of Petrobras Distribuidora (BR)

Rio de Janeiro, July 31, 2017 - Petróleo Brasileiro S.A. – Petrobras informs that the Board of Directors of its wholly-owned subsidiary Petrobras
Distribuidora S.A. (BR) approved today the reelection of Mr. Ivan de Sá Pereira
Júnior to the position of CEO of BR for a two-year term.

The Board of Directors also approved the election of Mr. Marcelo Fernandes
Bragança to the post of Executive Officer of Stations Network, Mr. Antonio
Carlos Alves Caldeira to the post of Executive Officer of Operations and
Logistics, and Mr. Gustavo Henrique Braga Couto to the post of Executive Officer of Consumer Market, for a two-year term, as of July 31, 2017.

Ivan de Sá Pereira Júnior holds a degree in mechanical engineer and a specialization degree in production engineering from PUC/Rio de Janeiro. He has been a Petrobras employee since 1985, having already occupied several management and Executive Office positions in the Petrobras system.

Marcelo Fernandes Bragança is an engineer and an employee of BR since 1998, having already occupied the positions of Commercial Executive Officer and Chief
Executive Officer, respectively, in Brasil Supply S.A. and Brasil Supply de
Venezuela C.A. and the position of BR Executive Officer of Operations and
Logistics.

Antonio Carlos Alves Caldeira is an engineer, with specialization in marketing from Escola Superior de Propaganda e Marketing - ESPM/SP and MBA from the
University of São Paulo - USP. He has been a Petrobras employee since 1982, having already occupied several management positions, as well as Executive
Officer of Consumer Market in BR.

Gustavo Henrique Braga Couto is a civil engineer and holds a post-graduate degree in marketing from ESPM plus MBA in Business Management from Fundação Dom
Cabral/MG. He has held several positions such as Supply Chain Executive Officer at Companhia Siderúrgica Nacional (CSN), Supply Chain and IT Executive Officer at the company Suzano Papel e Celulose, and Marketing Manager for Large
Consumers and Planning at Shell Brasil S.A. He was Executive Officer for
Swissport Brasil company as COO (Country Operations Officer), where he left to take over the position in BR.

The President Ivan de Sá Pereira Júnior remains as interim
Administrative-Financial Executive Officer until a new name is elected and approved by the Board of Directors from BR.

All the names were subject to previous analyses by the Petrobras Board of
Directors’ Committee on Nominating, Compensation and Succession.
________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: July 31, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer